Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: dMY Technology Group, Inc. III

Subject Company: dMY Technology Group, Inc. III

Filer’s Commission File Number: 1-39694

Date: April 13, 2021

Management Presentation
Analyst Day — April 13 2021

Cautionary Notes
This presentation (“Presentation”) is for informational purposes only. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between IonQ, Inc. (“IonQ”) and dMY Technology Group, Inc. III (“dMY”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. These materials are exclusively for the use of the party or the parties to whom they have been provided by representatives of IonQ and dMY. By accepting these materials, the recipient acknowledges and agrees that he, she or it (a) will maintain the information and data contained herein in the strictest of confidence and will not, under any circumstances whatsoever, reproduce these materials, in whole or in part, or disclose any of the contents hereof or the information and data contained herein to any other person without the prior written consent of IonQ or dMY, (b) is not subject to any contractual or other obligation to disclose these materials to any other person or entity, (c) will return these materials, and any other materials that the recipient may have received in the course of considering an investment in dMY and IonQ and (d) will promptly notify IonQ and dMY and their respective representatives of any unauthorized release, disclosure or use of these materials or the information and data contained herein. Furthermore, all or a portion of the information contained in these materials may constitute material non-public information of IonQ, dMY and their affiliates, and other parties that may be referred to in the context of those discussions. By your acceptance of this Presentation, you acknowledge that applicable securities laws restrict a person from purchasing or selling securities of a person with tradeable securities from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.
Certain information included herein describes or assumes the expected terms that will be included in the agreements to be entered into by the parties to the Proposed Business Combination. Such agreements are under negotiation and subject to change. The consummation of the Proposed Business Combination is also subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Proposed Business Combination will be consummated with the terms described herein or otherwise. As such, the subject matter of these materials is evolving and us subject to further change by IonQ and dMY in their joint and absolute discretion.
Neither the Securities and Exchange Commission nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will dMY, IonQ or any of their respective subsidiaries, stockholders, affiliates, representatives, directors, officers, employees, advisers or agents be responsible or liable for a direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither dMY nor IonQ has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of IonQ or the Proposed Business Combination. Viewers of this Presentation should each make their own evaluation of IonQ and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. References in this Presentation to our “partners” or “partnerships” with technology companies, governmental entities, universities or others do not denote that our relationship with any such party is in a legal partnership form, but rather is a generic reference to our contractual relationship with such party.
Forward Looking Statements
Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of IonQ and dMY and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of IonQ and dMY. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of dMY or IonQ is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to IonQ; risks related to the performance of IonQ’s business and the timing of expected business or revenue milestones; the effects of competition on IonQ’s business; the amount of redemption requests made by dMY’s stockholders; the ability of dMY or IonQ to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future; and those factors discussed in dMY’s final prospectus that forms a part of dMY’s Registration Statement on Form S-1 (Reg. No. 333-249524), filed with the SEC pursuant to Rule 424(b)(4) on November 16, 2020 (the “Prospectus”) under the heading “Risk Factors,” and other documents dMY has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither dMY nor IonQ presently know, or that dMY nor IonQ currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect dMY’s and IonQ’s expectations, plans, or forecasts of future events and views as of the date of this Presentation. dMY and IonQ anticipate that subsequent events and developments will cause dMY’s and IonQ’s assessments to change. However, while dMY and IonQ may elect to update these forward-looking statements at some point in the future, dMY and IonQ specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing dMY’s and IonQ’s assessments of any date subsequent to the date of his Presentation.
Accordingly, undue reliance should not be placed upon the forward-looking statements.

Cautionary Notes (continued)
Use of Projections
This Presentation contains projected financial information. Such projected financial information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underling such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved.
Use of Data
The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. dMY and IonQ assume no obligation to update the information in this presentation.
Use of Non-GAAP Financial Metrics and Other Key Financial Metrics
This presentation includes certain non-GAAP financial measures (including on a forward-looking basis) such as EBITDA and EBITDA Margin. IonQ defines EBITDA as net income (loss), adjusted for for interest expense, depreciation and amortization, stock-based compensation and income taxes. EBITDA Margin is EBITDA divided by total revenue. These non-GAAP measures are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP.
Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in the Appendix to this presentation.
IonQ believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about IonQ. IonQ’s management uses forward looking non-GAAP measures to evaluate IonQ’s projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore IonQ’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies.
Certain Risks Related to IonQ, Inc.
All references to the “Company,” “IonQ,” “we,” “us” or “our” in this presentation refer to the business of IonQ, Inc. The risks presented below are certain of the general risks related to the Company’s business, industry and ownership structure and are not exhaustive. The list below is qualified in its entirety by disclosures contained in future filings by the Company, or by third parties (including dMY Technology Group, Inc. III.) with respect to the Company, with the United States Securities and Exchange Commission (“SEC”). These risks speak only as of the date of this presentation and we make no commitment to update such disclosure. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below.
• IonQ has a limited operating history, which makes it difficult to forecast our future results of operations.
• IonQ has a history of operating losses and may not achieve or sustain profitability in the future.
IonQ may not be able to scale its business quickly enough to meet its customers’ growing needs, and if it is not able to grow efficiently, its operating results could be harmed.
The quantum computing industry is competitive on a global scale with many countries aspiring to successfully develop quantum computing. If IonQ is not able to compete successfully, its business, financial results and future prospects will be harmed.
The quantum computing industry is in its early stages and is volatile, and if it does not develop, if it develops slower than IonQ expects, if it develops in a manner that does not require use of IonQ’s quantum computing solutions, if it encounters negative publicity or if IonQ’s solution does not drive commercial engagement, the growth of its business will be harmed.
Even if IonQ is successful in developing quantum computing systems and executing its strategy, competitors in the industry may achieve technological breakthroughs which render IonQ’s quantum computing systems obsolete or inferior to other products.
If IonQ’s computers fail to achieve a broad quantum advantage, or it is delayed in doing so, its business, financial condition and future prospects may be harmed.
IonQ’s operating and financial results forecast relies in large part upon assumptions and analyses developed by the company. If these assumptions or analyses prove to be incorrect, IonQ’s actual operating results may be materially different from its forecasted results.
IonQ’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which it competes achieves the forecasted growth, IonQ’s business could fail to grow at similar rates, if at all.
IonQ may be unable to successfully scale up manufacturing of its products in sufficient quantity and quality, in a timely or cost-effective manner, or at all. Unforeseen issues associated with scaling up and constructing quantum computing technology at commercially viable levels could negatively impact IonQ’s business, financial condition and results of operations.
IonQ could suffer disruptions, outages, defects and other performance and quality problems with its quantum computing systems or with the public cloud and internet infrastructure on which it relies.
Supply chain issues, including a shortage of adequate component supply or manufacturing capacity, or any political challenges between the United States and countries in which IonQ suppliers are located, including China, could have an adverse impact on its business and operating results.
If IonQ cannot successfully execute on its strategy, including in response to changing customer needs and new technologies and other market requirements, or achieve its objectives in a timely manner, its business, financial condition and results of operations could be harmed.
IonQ is highly dependent on its co-founders, who are employed by Duke University, and its ability to attract and retain senior management and other key employees, such as quantum physicists and other key technical employees is critical to its success. If IonQ is unable to retain talented, highly-qualified senior management, engineers and other key employees or attract them when needed, it could negatively impact its business.
IonQ’s failure to effectively develop and expand its sales and marketing capabilities could harm its ability to increase its customer base and achieve broader market acceptance of its quantum computing capabilities.

Cautionary Notes (continued)
IonQ depends on a particular isotope of an atomic element that provides qubits for its ion trap technology. If IonQ is unable to procure these isotopically enriched atomic samples, or is unable to do so on a timely and cost-effective basis, and in sufficient quantities, IonQ may incur significant costs or delays which could negatively affect its operations and business.
If IonQ’s quantum computing systems are not compatible with some or all industry-standard software and hardware, its business could be harmed.
System security and data protection breaches, as well as cyber-attacks, could disrupt IonQ’s operations, which may damage IonQ’s reputation and adversely affect its business.
State, federal and foreign laws and regulations related to privacy, data use and security could adversely affect IonQ.
IonQ is subject to U.S. and foreign anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business.
IonQ is subject to governmental export and import controls that could impair its ability to compete in international markets due to licensing requirements and be subject to liability if it is not in compliance with applicable laws.
Unfavorable conditions in IonQ’s industry or the global economy could limit the company’s ability to grow its business and negatively affect its results of operations.
IonQ is subject to requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect its business, results of operation and reputation.
IonQ has identified material weaknesses in its internal control over financial reporting. If IonQ is unable to remediate these material weaknesses, or if IonQ identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements of IonQ’s consolidated financial statements or cause IonQ to fail to meet its periodic reporting obligations or cause our access to the capital markets to be impaired.
IonQ may need additional capital to pursue its business objectives and respond to business opportunities, challenges or unforeseen circumstances, and it cannot be sure that additional financing will be available.
Acquisitions, divestitures, strategic investments and strategic partnerships could disrupt IonQ’s business and harm its financial condition and operating results.
The COVID-19 pandemic could negatively impact on IonQ’s business, results of operations and financial condition.
IonQ’s business is exposed to risks associated with litigation, investigations and regulatory proceedings.
IonQ’s ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the business combination or other ownership changes.
Licensing of intellectual property is of critical importance to IonQ’s business. For example, IonQ licenses patents (some of which are foundational patents) and other intellectual property from the University of Maryland and Duke University on an exclusive basis. If the license agreement with these universities terminates, or if any of the other agreements under which IonQ acquired or licensed, or will acquire or license, material intellectual property rights is terminated, IonQ could lose the ability to develop and operate its business.
If IonQ is unable to obtain and maintain patent protection for its products and technology, or if the scope of the patent protection obtained is not sufficiently broad or robust, its competitors could develop and commercialize products and technology similar or identical to IonQ’s, and its ability to successfully commercialize its product and technology may be adversely affected. Moreover, the secrecy of our trade secrets could be compromised, which could cause us to lose the competitive advantage resulting from these trade secrets.
IonQ’s patent applications may not result in issued patents or its patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on IonQ’s ability to prevent others from interfering with its commercialization of its products.
IonQ may face patent infringement and other intellectual property claims that could be costly to defend, result in injunctions and significant damage awards or other costs (including indemnification of third parties or costly licensing arrangements (if licenses are available at all)) and limit our ability to use certain key technologies in the future or require development of non-infringing products, services, or technologies, which could result in a significant expenditure and otherwise harm our business.
Some of our in-licensed intellectual property, including the intellectual property licensed from the University of Maryland and Duke University, has been conceived or developed through government funded research and thus may be subject to federal regulations providing for certain right for the United States government or imposing certain obligations on IonQ, such as a license to the United States government under such intellectual property, “march-in” rights, certain reporting requirements and a preference for U.S.-based companies, and compliance with such regulations may limit IonQ’s exclusive rights and its ability to contract with non-U.S. manufacturers.
Following the consummation of the business combination, the combined company will incur significant increased expenses and administrative burdens as a public company, which could negatively impact its business, financial condition and results of operations.
Our success could be impacted by the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed, or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of dMY is not obtained.
If the business combination’s benefits do not meet the expectations of investors or securities analysts, the market price of dMY’s securities or, following the closing, the combined entity’s securities, may decline.

Analyst Day Agenda
Time (EST) 12P 12:05P 12:15P 12:50P 1P 1:15P 1:20P 1:50P 2:10P 2:40P 2:50P 3:00P Topic Welcome Introduction to IonQ IonQ and The Quantum Opportunity Q&A Break: The Quantum Opportunity The Quantum Landscape Q&A Break: The Quantum Landscape IonQ’s Technology and Path to Scale Q&A Break: IonQ’s Technology and Path to Scale IonQ’s Commercial and Financial Trajectory Q&A Break: Commercial and Financial Trajectory Tracking IonQ in the Public Market General Q&A / Wrap-Up Presenter IonQ Team dMY Team IonQ Team IonQ Team IonQ Team IonQ Team IonQ Team

dMY Management Team
Harry You, Chairman
Director of Broadcom
Former President, CFO and Co-Founder of GTY (largest tech SPAC at time of IPO)
Former EVP, Office of Chairman of EMC Former CEO of Bearing Point Former CFO of Oracle and Accenture
Deep Transactional Experience
ü Closed numerous M&A transactions, debt, equity and IPO issuances during 14 years as an investment banker and subsequently as a corporate officer and director
Played a key role in structuring Dell’s $67 billion buyout of EMC as EMC’s executive vice president
Significant shareholder value creation at EMC, Oracle, Accenture, Korn Ferry and Broadcom
Completed scores of acquisitions and investments as a Corporate Executive
Niccolo De Masi, Chief Executive Officer
Mobile pioneer - Software & Hardware
Current Chairman of Glu Mobile
Former CEO of Glu Mobile, Monstermob and Hands-On Mobile
Former President of Essential
Former Director of Resideo and Xura
Deep Transactional Experience
Extensive transaction experience through dozens of M&A and strategic equity raises in support of companies that he led
Completed three turnarounds and successfully navigated three platform transitions
Disciplined buyer
Cross-border, public-public and public-privates
B2B, B2B2C and B2C experience
C-Suite or Board of five mobile companies

Transaction Overview

($ in millions, except per share data)

Sources

dMY III Shares	$ 1,275
dMY III Cash Held in Trust	300
IonQ Cash[1]	36
PIPE Investment	350
Total Sources	**$ 1,961**

Uses

Pro Forma Cash	$ 616
Equity to IonQ Existing Investors	1,275
Transaction Expenses & Fees	70
Total Uses	**$ 1,961**

Pro Forma Valuation

Share Price	$ 10.00
Pro Forma Shares Outstanding	199
Equity Value	**$ 1,993**
(+) Debt	0
(-) Pro Forma Cash	(616)
Enterprise Value	**$ 1,377**

Illustrative Pro Forma Ownership



PIPE Investors
35.00M Shares
17.6%
SPAC Public
30.00M Shares
15.1%
SPAC Founders [2]
6.75M Shares
3.4%
IonQ Equity
127.50M Shares
64.0%

1 IonQ cash and cash equivalents reflects cash balance for end of 2020

2 Assumes 6.75M founder shares at $10.00. Excludes 0.25M founder shares subject to earnout based on achievement of $12.50 price per share, 0.25M founder shares subject to earnout based on achievement of $15.00 price per share, and 0.25M founder shares subject to earnout based on achievement of $17.50 price per share any time prior to or as of the 5th anniversary of the closing of the transaction. Excludes 4M founder warrants, which have a strike price of $11.50 per share

Note Assumes no redemptions from dMY's existing public shareholders. Assumes PIPE shares are issued at a price of $10.00. Excludes the impact of dMY's warrants (public or private).

7

PICTURED: IONQ-DEVELOPED ION TRAP CHIP
01 IonQ: The Leader In Quantum Computing

OUR MISSION
To build the world’s best quantum computers to solve the world’s most complex problems, transforming business, society, and the planet for the better.

The Only Public Pure-Play Quantum Opportunity
Unparalleled Technological Advantage
32,000x more powerful than competing quantum systems
Massive Opportunity
Experts expect a TAM of approximately $65B by 2030 (CAGR of 56.0%)
World-Class Team
Led by the pioneers of quantum computing
Quantum Computation as a Service
AWS, Microsoft Azure, and IonQ Quantum Cloud
World-Class Investor Base
GV, NEA, Mubadala, AWS, Samsung, Airbus, et al.
Significant Barriers To Entry
Complex technology protected by extensive patent portfolio

Led by Industry Pioneers



Peter Chapman
President & CEO

Career began at 16 in MIT AI Lab under Marvin Minsky

Led technology for Amazon's Prime division, 2014–2019

Innovator in financial, aviation, e-reader technology with several successful exits (Data Acquisition Systems, New Media Graphics, Boston Compliance Systems)

amazon



Christopher Monroe
Co-founder & Chief Scientist

Demonstrated first ever quantum logic gate with Nobel laureate David Wineland at NIST in 1995

Over 25 years in quantum computing. Developed many of the fundamental techniques for trapped-ion QC

Citations: 44774 **h-index**: 83[1]

University of Maryland NIST



Salle Yoo
Chief Legal Officer & Corporate Secretary

Chief Legal Officer & Corporate Secretary at Uber, 2012–2017

Investor, board member and advisor to early stage companies and LP in a number of venture funds (Construct Capital, Operator Collective, and January Ventures)

Uber



Jungsang Kim
Co-founder & CTO

In 2001, led a Bell Labs team to break the world record for what is still the world's largest optical switch

Over 20 years in quantum computing and related tech. Duke lab leads the world in miniaturization of quantum systems

Citations: 7136 **h-index**: 38[1]

Duke Bell Laboratories



David Bacon
VP, Software

Built and led the quantum software team at Google that first demonstrated quantum supremacy in 2019

Over 20 years in quantum computing, including invention of the Bacon-Shor class of error correction codes

Citations: 7601 **h-index**: 29[1]

Google



Thomas Kramer
Chief Financial Officer

CFO at Opower, 2011–2016, taking company through IPO in 2014 and acquisition by Oracle in 2016

CFO and Co-Founder at Cvent, 2000–2011, taking company from zero revenue to 800 employees and market dominance

OPOWER cvent

1 Citations and h-indices as of 20 December 2020

11

A 25-Year History of Innovation and Leadership

Our co-founders' academic labs have been at the forefront of quantum computing for decades

Publications

200+

Government Grants To Date[1]

$165M

Licensed Patents[1]

19

Academic Labs

UNIVERSITY OF MARYLAND

Duke UNIVERSITY

1995
Monroe and Wineland demonstrate first known quantum gate (NIST)

2000
Monroe and Wineland develop modern native ion trap gate (NIST)

2004
Kim proposes chip-based ion trap QC architecture (Bell Labs)

2005
Monroe traps ions on a monolithic chip (Michigan)

2007
Monroe demonstrates first known quantum network (UMD)

2011
Kim and Monroe invent photonically-networked modular quantum computer (Duke/UMD)

2012
Kim integrates optics with ion qubits on chip (Duke)

2013
Kim realizes >99.9% fidelity operations on stable qubits (Duke)

2016
Monroe QC bests IBM on all algorithms (UMD)

1 As of 20 December 2020; all grants and patents awarded to University of Maryland and/or Duke. Patents exclusively licensed to IonQ.

12

IonQ: Leading the Quantum Computing Revolution
IonQ has brought the world’s best hardware to the commercial market with extreme capital efficiency
Founded Total VC Investment1 Patents & Applications1
2015 $84M 87
Employees2 Spent To Date3 Hardware Generations1,4
66 $52M 6
Investors
1 As of March 2021
2 As of January 2021
3 As of December 31 2020
4 Five production generations and one in-development generation 2019
IonQ raises ~$62M in Series B
IonQ announces partnership with Amazon and Microsoft 2017 to bring hardware to their cloud services IonQ raises $20M in Series A
2015 2018 2020
Harry Weller (NEA) IonQ Systems 1 and 2 Monroe and team announce approaches Monroe & Kim; execute first algorithms: logical qubit with only 13 IonQ is born with $2M seed BV-10 and H O simulation physical qubits (UMD) 2
IonQ announces 32 qubit quantum computer with an 2016 expected quantum volume Monroe and Kim’s labs of 4,194,304, smashing at UMD and Duke surpass record for most powerful $100M in combined total quantum computer grants to date

World-Class Board
Peter Chapman
President & CEO, IonQ
40-year innovator with multiple fundamental technologies and successful exits to his credit
Jungsang Kim
Co-founder & CTO, IonQ
Pioneer in photonics, optics, and quantum engineering credited with a variety of novel inventions in the space
Blake Byers
Board Member, GV
Investor in emerging technology and life sciences, including 23andMe, Denali Therapeutics, and others
Ron Bernal
Venture Partner, NEA
Career technologist, early-stage investor and board member for a wide portfolio of high-technology firms
Harry You
Chairman, dMY
Experienced public company officer and board member, including Accenture, Oracle, EMC Corporation, and others
Niccolo De Masi
CEO, dMY
Seasoned public company CEO and board member, with deep expertise in transformative technologies
Craig Barratt
Independent Board Member
Career innovator; director and executive for a variety of high-impact hardware businesses
World-Class Advisors
David Wineland
University of Oregon
Physicist and Nobel laureate, pioneered many fundamental techniques used in trapped-ion quantum computing
Margaret (Peg) Williams
Former SVP R&D, Cray
Career leader in high-performance computing at IBM, Cray, and Maui High Performance Computing Center
Kenneth Brown
Duke University
Leading quantum information theorist, first to demonstrate Bacon-Shor on trapped ion quantum hardware
Jagdeep Singh
CEO, QuantumScape
Career leader in photonics and optical networking for telecom and other applications
Umesh Vazirani
University of California, Berkeley
Quantum information science pioneer, inventor of several fundamental quantum algorithms

PICTURED: A TEST WAFER FROM THE TRAP DEVELOPMENT PROCESS
02 The Quantum Revolution is Here

There are important
problems that
classical computers
may never be able
to solve
Addressing many of the world’s
greatest problems and opportunities
would require the construction of
classical computers larger than the
universe itself.

By providing solutions to these challenges, quantum computing has the potential to change the world
Computers that utilize the power of quantum mechanics could provide revolutionary breakthroughs in human health and longevity, climate change and energy production, artificial intelligence, and more.

The Next
Technological Revolution Is Quantum
IonQ is poised to be the first mover in the quantum revolution, ushering in the next great age of productivity.
Human Progress
Information Age
Cheap, connected computation
Industrial Age
Electric power, mass manufacturing, economies of scale
Time

Expected Phases of Quantum Computing Maturity
Boston Consulting Group Analysis
Phase I Phase II Phase III
Estimated Impact (Operating Income): Estimated Impact (Operating Income): Estimated Impact (Operating Income):
$2-5 Billion $25-50 Billion $450-850 Billion
Technical Barrier To Entry Technical Barrier To Entry Technical Barrier To Entry
Error Reduction Error Correction Modular Architecture
Phase I: $2-5B
Phase II: $25-50B
Phase III: $450-850B
Source Where Will Quantum Computers Create Value–and When? Boston Consulting Group (2019)

PICTURED: IONQ ION TRAP CHIP IN VACUUM PACKAGE 03 IonQ is Winning The Quantum Space Race 20

IonQ Leads The Pack Phase I
Potential Quantum Volume by Vendor, Q2B December 2020
-- 4
-- 4
256 3 128 2
1
4,194,304
128 2
-- 4
-- 4
8 3
0 1,000,000 2,000,000 3,000,000 4,000,000
1 Estimated quantum volume of IonQ’s 5th generation system – assumes 32 qubits with 99.9% fidelity two-qubit gates based on internal preliminary results
2 Publicly announced quantum volume based on experimental results: Honeywell announcement, IBM announcement
3 Estimation based on published qubit counts and fidelity
4 Not possible to calculate – either not a universal gate set quantum computer (D-Wave), years from first working prototype, or unproven hardware approach

Note Table reflects different inputs and sources and thus company data is not comparable with other vendors

Focus on the Results, Not the Hype
Most usable qubits Highest quantum Best error correction Systems getting volume by many orders overhead smaller each of magnitude generation
Q# QDK OpenQASM
Only commercial Only systems available Support for most major First known simulation system running at room on both AWS and Azure quantum SDKs, of water to approach temperature and plans for more chemical accuracy

PICTURED: IONQ-DEVELOPED CONTROL ELECTRONICS
04 Phase I: IonQ’s Technological Advantage 23

Empowered by Unique Technological Advantages Phase I
Individual atomic ion qubits in an ion trap are superior to competing qubit platforms, creating the ability for IonQ to move farther, faster than the competition.
Identical and naturally quantum
Perfectly isolated from environmental influences
Capable of running at room temperature
Reconfigurable and highly-connected
Unparalleled inherent performance
Longest qubit lifetime

PICTURED: IONQ-DEVELOPED CONTROL ELECTRONICS
05 Phase II: Error Correction

Why Do You Need Quantum Error Correction? Phase II
Gate fidelity: the probably of successful execution of a quantum gate
Qubits Without error correction, the power of a quantum computer will plateau
Algorithmic 22
gate fidelity = 99.9%
22
Physical Qubits

Qubits and Fidelity Are Both Critical to Success Phase II
Qubits
When you see an announcement of a 1000 qubit machine, if it only has 99% gate fidelity, Algorithmic it is no more powerful than a 7 qubit machine 7 gate fidelity = 99%
7 1000
Physical Qubits

Quantum Error Correction Phase II
Idea: encode one qubit into a larger number of qubits to get better gate fidelities
1 encoded qubit 16 physical qubits 99.99% gate fidelity 99.9% gate fidelity
Key Metric: how many qubits does it take to create one encoded qubit?

Quantum Error Correction For More Quantum Power Phase II
no error 16:1 error 32:1 error correction correction correction
324 AQ
300
Qubits Algorithmic 200
100
65 AQ
gate fidelity = 99.9% 22 AQ
10 100 1000 10000 100000
Physical Qubits

Quantum Error Correction For More Quantum Power Phase II
no error 16:1 error 32:1 error correction correction 1283 AQ correction 1200
High fidelity gates have big payoff in scaling Qubits 800 algorithmic qubits
Algorithmic 400
324 AQ
gate fidelity = 99.96% 165 AQ gate fidelity = 99.9% 35 AQ
10 100 1000 10000 100000
Physical Qubits

Ions vs Superconducting Qubits Phase II
Physics limits superconducting qubits to low gate fidelities
Ion decoherence limit: 99.99%
72
Qubits
Algorithmic Superconducting decoherence limit: 99.9%
22
Physical Qubits

IonQ’s Connectivity Advantage Phase II
IonQ Trapped Ions Other Approaches
All-to-all connectivity Nearest-neighbor connectivity
Two qubit gates can be Two qubit gates between distant performed between any two qubits require many extra gates qubits with no extra steps to move information around

Trapped Ion Quantum Computers Are Beginning to Phase II Enter Phase II Today
Recently hired by IonQ Founder, CSO Advisor
This paper:
Demonstrates a logical gate that is better than any physical gate possible on hardware
Uses Bacon-Shor code for 13:1 error correction encoding
Source Fault-Tolerant Operation of a Quantum Error-Correction Code, Laird Egan et. al. (September 2020). arXiv:2009.11482

IonQ Overhead Compared to Other Approaches Phase II
16:1 1 1000:1 – 1,000,000:1 2 Other Approaches
1 Estimate based on IonQ technical roadmap and experimental results recently published by IonQ founder Chris Monroe, advisor Ken Brown, and collaborators

2 1000:1 based on overhead for surface codes on a 2-D lattice. 1,000,000:1 based on linear connectivity systems.

PICTURED: IONQ-DEVELOPED CONTROL ELECTRONICS
06 Phase III: Engineering a Modular Future

IonQ’s Leading Modular Architecture Phase III
Each Generation of IonQ Hardware is Getting Smaller & Cheaper to Build
6ft 20ft 2in
An IBM engineer working on the custom- Google rendering of a planned million- IonQ ion trap and vacuum chamber in a built dilution refrigerator casing for a physical-qubit system single, minuscule package 1 single QPU
1 The package pictured is a prototype developed at IonQ founder Jungsang Kim’s Duke University lab. 36

Smaller Every Generation: Quantum Core Phase III
2016 2020 2021 2023 Chamber Package Mini Package 1 Chip 2
1 The package pictured is a prototype developed at IonQ founder Jungsang Kim’s Duke University lab.
2 This chip and image is a project of MIT Lincoln Labs, not IonQ. Used for illustrative purposes only.

Smaller Every Generation: Complete System Phase III
2016 2020 2021 2023
Lab Scale 1 Tabletop Benchtop 2 Rackmount 3
1 The system pictured is an early trapped ion system from IonQ founder Chris Monroe’s UMD lab.
2 The system pictured is a prototype developed at IonQ founder Jungsang Kim’s Duke University lab. 38
3 Illustrative rendering of a potential form-factor for rackmount QPU. Not a designed system.

Multi-Core QPUs Phase III
QPUs can be expanded to contain multiple compute zones:
Allows for scaling to hundreds of physical qubits within a single QPU
Zones connected via shuttling techniques already in use in current-gen systems
Requires advanced trap design – IonQ has already begun designing its own traps
Traps can be produced with commercial fab technologies
mpute zone
n g l i t t u sh
loading zone
Single-ion shuttling is currently used in IonQ systems during loading
Note Representative forward-looking example. IonQ is pursuing many avenues to scaling and this specific approach may not be pursued or achieved within the timeframes described or at all. 39

Modular Networking of Multiple QPUs Phase III
Individual QPU units can be connected via photonic networking.
Utilizes existing, well-understood photonic and optical fiber technology
Proof-of-principle demonstrated in labs
Reconfigurable optical switching allows for full modular connectivity
8 ´ 8 QPU network:
2,016 random access connections
Note Representative forward-looking example. IonQ is pursuing many avenues to scaling and this specific approach may not be pursued or achieved within the timeframes described or at all. 40

Roadmap For Growth & Market Leadership Better
Optimization
Chemistry
1200
Materials
3
1024
1000
Machine Learning Faster Optimization
800
1 600
3
Qubits 384
400
2
256
200
Algorithmic 64 2
22 25 29 35
0
2021 2022 2023 2024 2025 2026 2027 2028
Phase I Phase II Phase III
Note Prepared on the basis of certain technical, market, competitive and other assumptions to be subsequently described in further detail, and which may not be satisfied. As a result, these projections are subject to a high degree of uncertainty and may not be achieved within the time-frames described or at all.
Note Market inflection points are estimated based on alignment of IonQ technical roadmap with publicly documented quantum research problems in each market
1 Algorithmic qubit number defined as the effective number of qubits for typical algorithms, limited by the 2Q fidelity
2 Employs 16:1 error-correction encoding 41
3 Employs 32:1 error-correction encoding

PICTURED: IONQ ION TRAP CHIP MOUNTED IN SUPPORT HARDWARE
07 Winning The Quantum Market

Business Model Aligned to Rapid Quantum Market Growth
Application
Full-scale quantum solutions based on the latest IonQ hardware, accelerating customers into the Quantum Age. Delivered via direct partnerships, value-add resellers, and the world’s largest cloud providers.
Development
Side-by-side development of quantum solutions alongside customers, preparing them to succeed as compute capacity scales.
Revenue from Application Co-Development Revenue from Application Delivery 43

Azure customers around the world are investing to “ understand the impact of powerful quantum solutions on their businesses, today and tomorrow. Our strategic partnership with IonQ brings our easy-to-use, scalable quantum tooling with their latest in trapped-ion quantum hardware together into a single destination for developing quantum solutions, Azure Quantum, and enables customers unparalleled access to advanced quantum technologies today.”
Krysta Svore
General Manager, Quantum Systems, Microsoft
IONQ COMPANY CONFIDENTIAL 44

Quantum Machine Learning

Problem

Machine learning powers much of modern technology, but further improvement requires prohibitively expensive classical computation. As an example, Google and DeepMind have used ML techniques to achieve a 40% reduction in energy used for cooling Google's datacenters.[1]

Solution

A quantum computer can map classical data onto complex quantum states, revealing otherwise-hidden correlations in the data, and adding new quantum-trained models to the existing portfolio could improve overall predictive performance. Even when ML-optimized, Google's datacenters consume $500 million per year in energy, giving even modest increases in efficiency the potential for large impact.

Physical Qubits
40

Year Enabled
2023

IonQ Projects

ZAPATA

Generative learning on handwritten digits outperforms comparable classical models[2]



QCWARE

Classification on handwritten digits matches comparable classical models [3]



1 DeepMind AI Reduces Google Data Centre Cooling Bill by 40%, DeepMind Blog (2016)
2 Generation of High-Resolution Handwritten Digits with an Ion-Trap Quantum Computer, arXiv:2012.03924 (2020)
3 Nearest Centroid Classification on a Trapped Ion Quantum Computer, arXiv:2012.04145 (2020)

45

Finance: Faster Optimal Arbitrage
Problem
Markets are never perfectly efficient, giving arbitrageurs a wealth of opportunities to capitalize on pricing discrepancies if they can identify them before the competition. Improving speed to solution has a direct impact on profit.
Solution
Quantitative hedge funds alone represent a $1 trillion+ industry;1 even modest speed advantages will let customers win more in the market and may even expose additional currently-unexploitable arbitrage opportunities. The quantum approximate optimization algorithm (QAOA) can provide a wall clock speed advantage over the best classical algorithm for the same problems.
Algorithmic Qubits Year Enabled
256 2026
IonQ Projects
Leading Global Bank
Multiple initiatives related to fraud detection, portfolio optimization for capital requirement and risk mitigation
1 Quant hedge funds set to surpass $1tn management mark, Financial Times (2018)

Materials: Efficient Solar Conversion

Problem

Modern, commercially available solar cells convert sunlight into electricity with about 20% efficiency, with the market valued at $115 billion in 2019.[2] Improving efficiency with existing technology is prohibitively expensive.

Solution

Solar energy production is expected to increase by approximately 35% by 2027, even given 20% efficiency.[2] With approximately 90 algorithmic qubits, IonQ could model the energy transfer process used in photosynthesis, unlocking the opportunity for much more efficient solar cells that approach 100% efficiency. This step-change improvement would have dramatic impact on the market and the planet.

Algorithmic Qubits
90

Year Enabled
2026

IonQ Projects

Dow Chemical

Benchmarking of widely applicable technique for complex molecules (density matrix embedding)

1 Most Efficient Solar Panels 2020, Clean Energy Reviews (2020)
2 Solar PV Panels Market Size, Share & Trends Analysis Report […] 2020–2027, Grandview Research (2020)

49

We believe that our preliminary results on the
“ IonQ system are an important milestone; they demonstrate that our methods have the potential to scale up quantum chemistry simulations and achieve chemical accuracy on large molecular systems when coupled with high-performance quantum hardware.
Dave Magley
Associate R&D Director, Core R&D, Dow
IONQ COMPANY CONFIDENTIAL 50

Chemistry: Materials for Better Electric Vehicles
Problem
The electric vehicle market is rapidly emerging, with a large amount of value still left to capture by companies that can effectively innovate in the space. Today, the avenues for innovation—better materials and manufacturing processes, better batteries, etc.—are computationally intensive and/or require costly and slow physical materials synthesis.
Solution
A quantum computer with approximately 256 algorithmic qubits could discover better battery materials faster by performing quantum simulations that are impossible on classical computers, improving range, safety and efficiency without costly synthesis and testing. Several automakers are actively piloting quantum computing to address this problem and more.
Algorithmic Qubits Year Enabled
256 2026
IonQ Projects
Multinational Electronics Conglomerate
Engaged to research and run a variety of materials, electronics, and optimization-focused algorithms
Quantum Solutions Firm
Chemical modeling of simple hydrocarbons relevant to the oil and gas industry

Although researchers have been developing quantum “ computing for decades, it is rapidly approaching an inflection point, and we believe that IonQ has a clear lead in the field … The need for better computational tools in our fight against climate change is urgent and we are delighted to partner with the exceptional team at IonQ as they bring the world’s first practical quantum computers to market.
Carmichael Roberts
Business Lead, Investment Committee, Breakthrough Energy Ventures
IONQ COMPANY CONFIDENTIAL 52

Optimization: Logistics
Problem
As an illustrative example among many parcel services: a UPS driver makes an average of 135 deliveries daily.1 The number of possible routes they could take is so large, it has 227 digits. It would take a classical computer longer than the age of the universe to calculate the truly optimal route for just one driver. UPS would like to do this for more than 66,000 routes, daily. 1
Solution
UPS estimates that their current software, which only provides approximately optimal routes, saves the company 100 million miles each year, at a cost savings of approximately $250 million per year. 2 With 1000 algorithmic qubits, a quantum computer could find truly optimal routing, saving additional millions.
IonQ Projects
Successfully ran a broadly-applicable optimization problem (Binary Paint Shop) on IonQ hardware3
International Telecom Firm
Projects focusing on telecommunications network and logistics optimization
Algorithmic Qubits Year Enabled
1000 2028
1 UPS To Enhance ORION With Continuous Delivery Route Optimization, UPS Pressroom (2020)
2 ORION Backgrounder, UPS Pressroom (2020)
3 Beating classical heuristics for the binary paint shop problem with the quantum approximate optimization algorithm, arXiv:2011.03403 (2020) Note UPS is used as an illustrative example only. IonQ is not currently engaged with UPS as a customer.

Optimization: Improved Drug Discovery
Problem
The average cost to develop a new pharmaceutical is nearly $2.2 billion. A large portion of this cost is due to the inefficiency of pre-clinical research: it takes 10,000 small molecules initially screened to yield just 10 candidates for clinical trials, and fewer than 10% of clinical trial candidates result in a new drug.1
Solution
Large-scale quantum computers will offer many potential improvements to this process, including more accurate computational chemistry and effect modeling. Reducing the cost of development by just 10% would translate to a customer benefit of $200 million.
Algorithmic Qubits Year Enabled
1000 2 2028
1 Intelligent drug discovery, Deloitte Insights (2019) 54
2 Qubit requirements are compound-dependent

Quantum Computing at The Edge
Problem
As quantum computing applications mature, dedicated, on-site systems will become increasingly attractive to certain customers, including financial firms looking to minimize over-the-wire time, compute-centric businesses with high throughput needs, and increasingly-advanced defense platforms that could benefit from onboard quantum compute capability.
Solution
IonQ’s increasingly miniaturized and stable quantum computers are uniquely positioned to capture this market, whether on wall street, in a datacenter, or onboard the next generation of US military assets. IonQ expects to deliver its first edge-deployed quantum computer within the next 18 months.
Estimated Need (in units)
5,000–25,000
IonQ Projects
Aerospace & Defense Firm
Agreement to put a future-generation system in an aircraft

Technical Progress Unlocks Quantum Commercial Markets Over Time
Inflection Point: Better Optimization Chemistry
Inflection Point: Materials Faster Optimization
Inflection Point: Machine Learning
Development Machine Learning Faster Optimization Materials Chemistry Better Optimization
Note Inflection points estimated based on alignment of IonQ technical roadmap with publicly documented quantum research problems in each market. Market sizes not to scale.

Compelling Cloud Momentum
Compute Usage By Month
Sep-20 Oct-20 Nov-20 Dec -20 Ja n-21 Feb-21 Ma r-21
Note Past results may not be indicative of future results; there is no guarantee that we will continue to grow our cloud quantum compute usage at the same rate or at all.
Additional Commentary
Cloud usage is increasing at an average rate of 60% month-over-month.
Usage increases are driven by a variety of factors, including:
• Increased quantum developer community outreach and investment (hackathons, learning materials)
• Increased cloud partner investment in outreach and onboarding of existing cloud users
• Increased cross-compatibility with popular quantum SDKs and application libraries
Note Past results may not be indicative of future results; there is no guarantee that we will continue to grow our cloud quantum compute usage at the same rate or at all. 57

By working with partners such as IonQ, we “ can help the community as a whole develop a deeper understanding of the opportunities and challenges that lie ahead ... together, we can accelerate innovation and make progress towards the goal of delivering quantum solutions for real-world problems.”
Nadia Carlsten, PhD
Sr. Technical Product Manager, Quantum Computing, AWS
IONQ COMPANY CONFIDENTIAL 58

PICTURED: A TEST WAFER FROM THE TRAP DEVELOPMENT PROCESS09 Financials

IonQ Revenue Drivers
Application Co-Development
Formation of long-term partnerships with select industry-leading companies to co-develop end-to-end quantum solutions.
Partner Cloud Access
Partnerships with Amazon Braket, Azure Quantum and other cloud providers designed to make quantum hardware available to a broader community of quantum programmers.
Preferred Compute Agreements
Providing customers direct access to IonQ’s cutting-edge quantum systems, as well as technical support to pursue solution development.
Dedicated Hardware
Manufacturing and sales of complete systems for dedicated use by a single customer.

Poised For Rapid Growth Over The Next Decade
Summary Forecasted Financial Data ($M)
$600
$500
$400
$300
$200
$100
$5 $15 $34 $60 $237 $522 ($42) ($56) ($63) ($67)
2021E 2022E 2023E 2024E 2025E 2026E
Key Growth Drivers & Commentary Revenue projection includes algorithm co-development (professional services, compute) and full-scale applications. Once sufficient computational power is reached for each market, IonQ unlocks substantial application potential, increasing potential demand. Expenses—consisting mainly of system builds, R&D projects, and headcount—are offset by compounding revenue potential. As the market leader with the world’s best quantum computers, IonQ expects to rapidly grow top-line, even while offering customers exponentially cheaper compute pricing.
1 Revenue channels still being defined; exact nature and accounting recognition of IonQ revenue to be determined. Revenue may include prepayments, bookings, and recognized contracts. Note Prepared on the basis of certain technical, market, competitive and other assumptions to be subsequently described in further detail, and which may not be satisfied. As a result, these projections are subject to a high degree of uncertainty and may not be achieved within the time-frames described or at all.

IonQ Can Scale Quantum Compute With Controlled CapEx


IonQ Cash Position ($M)
$700
$600
$500
$400
$300
$200
$100
$0
($100)
2021E
2022E
2023E
2024E
2025E
2026E
Year Opening Cash Balance
Free Cash Flow 1
SPAC/PIPE Investment

1 Free Cash Flow is defined as the sum of net operating income and capital expenditures related to system builds.

Note $36M approximate existing cash balance as of 1/1/2021, with an additional $580M invested ($300M from SPAC, $350M from PIPE, net $70M expected transaction fees) in 2021

Note Prepared on the basis of certain technical, market, competitive and other assumptions to be subsequently described in further detail, and which may not be satisfied. As a result, these projections are subject to a high degree of uncertainty and may not be achieved within the time-frames described or at all.

Cash Balance

SPAC and PIPE are expected to fund IonQ to cashflow breakeven in 2027. IonQ may opportunistically consider debt facilities to fund additional system builds if market demand outpaces expectations.

Free Cash Flow

Operating Cash Flow scales as IonQ fulfills market demand with increasingly powerful quantum systems. IonQ expects to grow system count while maintaining a steady cash balance by exploiting manufacturing economies of scale.

62

Attractive and Increasing System Unit Economics...

System Lifetime Value 2021


$9.9M
$2.1M
$2.9M
$4.9M
49.3%
System LTV
System Cost
System COGS
Gross Profit

System Lifetime Value 2026


$118.6M
$10.8M
$0.4M
$107.3M
90.5%
System LTV
System Cost
System COGS
Gross Profit

Additional Commentary

Exponential increases in algorithmic qubit count drive system lifetime value, all while offering lower computer prices.

Utilization and uptime are also expected to improve as technology matures.

Overall, IonQ's cost per system increases over time, but cost-per-qubit and system COGS drop with economies of scale.

Note **System Lifetime Value** is defined as the system's algorithmic qubit count multiplied by expected per-algorithmic-qubit-hour pricing during system prime usage years. **System Cost** includes capitalized labor and materials for building the system. **System COGS** includes operations and maintenance, customer support, professional services, and other COGS attributable to an individual system.

Note Prepared on the basis of certain technical, market, competitive and other assumptions to be subsequently described in further detail, and which may not be satisfied. As a result, these projections are subject to a high degree of uncertainty and may not be achieved within the time-frames described or at all.

63

…While Offering Decreasing Cost per Qubit to Customers
Hourly Pricing per Algorithmic Qubit ($K)
$120
$100
$100 $80 $60
$40
$30
$20
$0
2021E 2026E
Additional Commentary
With increasingly powerful quantum computers, each generation containing more algorithmic qubits than the last, IonQ anticipates being able to offer decreasing compute prices on a per-qubit basis.
This pricing dynamic is reminiscent of the exponential growth of classical computing.
Note Pricing per Algorithmic Qubit is defined as the expected price a customer will pay for compute on an IonQ system per algorithmic qubit in that system, on an hourly basis.
Note Prepared on the basis of certain technical, market, competitive and other assumptions to be subsequently described in further detail, and which may not be satisfied. As a result, these projections are subject to a high degree of uncertainty and may not be achieved within the time-frames described or at all.

Increasing System Utilization Benefits Unit Economics
System Utilization %
80%
70%+
70% 60% 50%
40%
35%
30% 20% 10%
0%
2021E 2026E
Additional Commentary
Today, IonQ systems are still in early stages of commercialization and R&D. As a result, we reserve substantial system time for internal research and maintenance.
Over time, with more systems coming online each year, we will dedicate an increasing proportion of compute time to commercial customers. We also anticipate commercial demand growing and greatly outstripping compute supply.
Note System utilization incorporates both the hours that a system is available for commercial usage and the proportion of that time allocated to customers.
Note Prepared on the basis of certain technical, market, competitive and other assumptions to be subsequently described in further detail, and which may not be satisfied. As a result, these projections are subject to a high degree of uncertainty and may not be achieved within the time-frames described or at all.

Economies of Scale for IonQ’s Production of Systems
Cost per Physical Qubit
~90%
2021E 2026E
Additional Commentary
IonQ systems will feature an increasing number of physical and algorithmic qubits each generation. Over time, we expect system costs on a per-qubit basis to decrease steadily, improving the company’s long-term margins and unit economics.
Note Cost per Algorithmic Qubit is defined as the expected cost for a commercial system in the generation, divided by the number of algorithmic qubits in the system.
Note Prepared on the basis of certain technical, market, competitive and other assumptions to be subsequently described in further detail, and which may not be satisfied. As a result, these projections are subject to a high degree of uncertainty and may not be achieved within the time-frames described or at all. 66

Key Milestones to Quantum Market Leadership
COMMERCIAL Launch Customer, University, Development, >$100M of EBITDA MILESTONES and Additional Cloud Partnerships Revenue Positive
ILLUSTRATIVE Handwriting Novel Solutions for Early Quantum Broad APPLICATIONS Recognition Machine Learning, Advantage (ML, Quantum MILESTONES 1 Matches Classical Optimization Financial Services) Advantage
ALGORITHMIC 3 3
2 11 22 25 29 35 64 256
QUBITS
PATENT
APPLICATIONS 80 150 250
(CUMULATIVE)
YEAR 2020 2021 2022 2023 2024 2025 2026
(ESTIMATED)
Note Prepared on the basis of certain technical, market, competitive and other assumptions to be subsequently described in further detail, and which may not be satisfied. As a result, these projections are subject to a high degree of uncertainty and may not be achieved within the time-frames described or at all. Timelines are not indicative of exact beginning and end dates for company milestones.
1 Applications shown are illustrative of potential IonQ projects. Actual application milestones may vary.
2 Algorithmic qubit number defined as the effective number of qubits for typical algorithms, limited by the 2Q fidelity 67
3 Employs 16:1 error-correction encoding

Key Technology Enablers in 2021 and 2022
Larger-qubit quantum Reduction of system footprint processor cores
Multi-core processor Ion-photon interface technology
Note Prepared on the basis of certain technical, market, competitive and other assumptions to be subsequently described in further detail, and which may not be satisfied. As a result, these projections are subject to a high degree of uncertainty and may not be achieved within the time-frames described or at all.

Upon closing of the transaction, IonQ will trade on the NYSE under the symbol IONQ as the first public pure-play quantum computing hardware and software company. We believe IonQ could grow at a pace similar to previous foundational computing companies.
Join us in creating the future.
Leading Investors Leading Cloud Partners Fully Capitalized Balance Sheet
Fully Capitalized Balance Sheet SPAC/PIPE will enable IonQ to expand its lead, consolidate the quantum market, and attract top talent as the central company in a growing industry 69

Appendix 71

Summary Forecasted Financial Data

$M	2021E	2022E	2023E	2024E	2025E	2026E
Systems Online (Year End) [1]	**1**	**1**	**2**	**7**	**17**	**33**
Revenue [2]	**5**	**15**	**34**	**60**	**237**	**522**
% Growth		*193%*	*118%*	*78%*	*288%*	*120%*
(-) Costs of Goods Sold [3]	(2)	(5)	(6)	(9)	(27)	(75)
Gross Profit	2	10	27	51	210	447
Gross Margin %	*47%*	*67%*	*80%*	*85%*	*88%*	*85%*
(-) Operating Expenses	(45)	(69)	(94)	(123)	(167)	(234)
Depreciation [3,4]	1	2	2	4	18	60
EBITDA	(42)	(56)	(63)	(67)	61	272
(-) ITDA	(1)	(2)	(2)	(4)	(35)	(128)
Net Income	**(43)**	**(58)**	**(66)**	**(71)**	**26**	**144**
Net Income	(43)	(58)	(66)	(71)	26	144
Depreciation	1	2	2	4	18	60
(-) Capital Expenses	(1)	(3)	(4)	(16)	(85)	(250)
Free Cash Flow	**(43)**	**(59)**	**(68)**	**(84)**	**(40)**	**(45)**

1 Systems online subject to change based on IonQ manufacturing timeframes. Figures shown reflect expected systems online at year end, but are not necessarily representative of total number of systems online during the year.

2 Revenue channels still being defined; exact nature and accounting recognition of IonQ revenue to be determined. Revenue may include prepayments, bookings, and recognized contracts.

3 Costs of Goods Sold includes depreciation for commercial systems. Depreciation is added back in to calculate EBITDA.

4 Depreciation is assumed for commercial systems over their prime usage years. Systems may retain commercial value for IonQ after prime usage years.

Note Prepared on the basis of certain technical, market, competitive and other assumptions to be subsequently described in further detail, and which may not be satisfied. As a result, these projections are subject to a high degree of uncertainty and may not be achieved within the time-frames described or at all.

72

Selected Financial Data
$ in thousands, except per share data
Statements of Operations Data
Year Ended December 31, 2020 2019
Revenue $ - $ 200 Operating costs and expenses 1 $ 15,733 $ 9,455 Operating loss $ (15,733) $ (9,255) Net loss $ (15,424) $ (8,926)
Weighted average common stock outstanding
Basic and diluted 5,496 3,984
Net loss per share
Basic and diluted $ (2.81) $ (2.24)
Balance Sheet Data
December 31, 2020 2019
Cash and cash equivalents $ 36,120 $ 59,527 Working capital 2 $ 36,698 $ 59,608 Property and equipment, net $ 11,988 $ 3,011 Total assets $ 60,478 $ 65,345 Unearned revenue $ 1,358 $ -Total liabilities 3 $ 6,775 $ 1,359 Convertible redeemable preferred stock and $ 85,469 $ 84,903 warrants Total stockholders’ deficit $ (31,766) $ (20,917)
Note This selected financial data has been prepared by management and is derived from the Company’s unaudited financial statements, which have been prepared in accordance with U.S. GAAP. The unaudited data may not reflect all adjustments that may result from an audit performed in accordance with PCAOB standards.
1 Includes stock-based compensation expense of $1.2 million and $0.9 million for the years ended December 31, 2020 and 2019, respectively.
2 Working capital is defined as current assets less current liabilities.
3 The Company has no accruals for loss contingencies pursuant to ASC 450, Contingencies. 73

Operational and Valuation Benchmarking
Operational
Revenue Growth (%)
120%
Median: 33%
32% 33%
‘25-’26E ‘21-’23E ‘21-’23E
Gross Margin (%)
88% 85% Median: 56%
66% 47%
‘25E ‘26E ‘21E ‘21E
EBITDA Margin (%)
52% Median: 35% 47%
26% 23%
‘25E ‘26E ‘21E ‘21E
Valuation
Enterprise Value ($billion)
$107 $324
$1.4
EV / Revenue (x)
Median: 12.1x 16.3x
5.8x 7.8x
2.6x
‘25E ‘26E ‘21E ‘21E
EV / EBITDA (x)
Median: 34.2x
33.9x 34.7x 22.4x
5.1x
‘25E ‘26E ‘21E ‘21E
Source IonQ Management Projections, IBES, Company Filings, Bloomberg, Thomson Reuters, Market Data as of 03-Mar-2021 Note AMD and NVIDIA not pro-forma for Xilinx and Arm transactions respectively. 74

IonQ Has Significant Upside Potential ($ in billions)
$7.8
$6.5
$5.2
Implies a Discount of 35% - 56%
$3.2 $2.1 $2.6 $1.4
10.0x – 15.0x 2026E Revenue Discounted 5 Years Back at 20% Post-Money Enterprise Value at Business Combination
Note Future enterprise value range is discounted 5 years to 31-Dec-2020
Summary of Approach Applies a range of 10.0x – 15.0x EV / Revenue multiple to IonQ’s 2026E revenue to arrive at an Implied Future Enterprise Value range. Future Enterprise Value range is discounted 5 years at a 20% discount rate to arrive at an Implied Discounted Enterprise Value range. 2026E projected financials-based valuation is the appropriate approach given the expected roadmap for revenue growth and inflection point in Quantum Computing maturity. 75

Glossary
Qubit: A quantum bit, or qubit, for short, is the basic building block of a quantum computer, analogous to a digital bit in a classical computer. Unlike a bit, which can only exist as a 0 or a 1, a qubit can exist in a superposition of these states and can be entangled with other qubits, unlocking much more computational ability.
Gates: Similar to a classical computer, to perform a computation , we use what we call gates to manipulate qubits. Gates can act on one or many qubits.
Physical Qubit: The hardware implementation of a qubit in a quantum computer. There are many physical qubit platforms, but ions have proven themselves as the ideal platform for quantum computation, as they offer unique benefits over other platforms.
Fidelity: All physical qubits and the gates between them are inherently noisy, and this noise compounds with each operation performed. Fidelity is a common way of describing this noise, defined as 100% minus the error rate; i.e. a fidelity of 99% is the same as an error rate of 1%.
Algorithmic Qubit (AQ): You cannot evaluate the power of a quantum system purely by its physical qubit count. The error rate of physical qubits and gates between them limits the number of useful operations one can perform. The algorithmic qubit metric incorporates these fidelity limits to create a synthetic count of “useful” qubits.
Quantum Volume (QV): QV is a metric that measures the computational power of a universal quantum computer. Like Algorithmic Qubits, it’s useful because it uses both qubit counts and the amount of gate operations possible to produce a metric that attempts to describe only the algorithmically useful qubits in a system. AQ converts to QV as QV =
2AQ. Because QV numbers get astronomically large very fast, even for modestly sized computers, we prefer to use AQ.
Quantum Processing Unit (QPU): a QPU is our name for a complete system made up of atomic qubits and the apparatus for controlling them. A QPU can be used as a standalone computer or can be combined with other QPUs using photonic interconnects to make a single, more powerful system, similar to blades in a server rack.
Multi-Core: one component of IonQ’s technical roadmap, a multi-core QPU describes a single quantum processor that has multiple quantum compute zones — much like a multi-core processor in a classical computer — that can compute in parallel and be entangled via moving and recombining ion chains.
Photonic Interconnect: another component of our multi-generational architecture plan, a photonic interconnect uses fiber optics and photons of light — which can be thought of as “communication” qubits — to create a single larger quantum computing system from multiple QPUs.

About IonQ, Inc.

IonQ, Inc. is the leader in quantum computing, with a proven track record of innovation and deployment. IonQ’s 32 qubit quantum computer is the world’s most powerful quantum computer, and IonQ has defined what it believes is the best path forward to scale. IonQ is the only company with its quantum systems available through both the Amazon Braket and Microsoft Azure clouds, as well as through direct API access. IonQ was founded in 2015 by Chris Monroe and Jungsang Kim based on 25 years of pioneering research at the University of Maryland and Duke University. To learn more, visit www.IonQ.com.

About dMY Technology Group, Inc. III

dMY III is a special purpose acquisition company formed by dMY III Technology Group, Harry L. You and Niccolo de Masi for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or assets.

Important Information About the Proposed Transaction and Where to Find It

This communication may be deemed solicitation material in respect of the proposed business combination between dMY III and IonQ (the “Business Combination”). The Business Combination will be submitted to the stockholders of dMY III and IonQ for their approval. In connection with the vote of dMY’s stockholders, dMY III Technology Group, Inc. III intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. This communication does not contain all the information that should be considered concerning the proposed Business Combination and the other matters to be voted upon at the special meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY III’s stockholders and other interested parties are urged to read, when available, the preliminary proxy statement, the amendments thereto, the definitive proxy statement and any other relevant documents that are filed or furnished or will be filed or will be furnished with the

SEC carefully and in their entirety in connection with dMY III’s solicitation of proxies for the special meeting to be held to approve the Business Combination and other related matters, as these materials will contain important information about IonQ and dMY III and the proposed Business Combination. Promptly after the registration statement is declared effective by the SEC, dMY will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the transaction. Such stockholders will also be able to obtain copies of these materials, without charge, once available, at the SEC’s website at http://www.sec.gov, at the Company’s website at https://www.dmytechnology.com/ or by written request to dMY Technology Group, Inc. III, 11100 Santa Monica Blvd., Suite 2000, Los Angeles, CA 90025.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be made directly in this communication. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of dMY’s securities; (ii) the risk that the transaction may not be completed by dMY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by dMY; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the stockholders of dMY, the satisfaction of the minimum trust account amount following any redemptions by dMY’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (vii) the effect of the announcement or pendency of the transaction on IonQ’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of IonQ; (ix) the outcome of any legal proceedings that may be instituted against IonQ or against dMY related to the merger agreement or the proposed transaction; (x) the ability to maintain the listing of dMY’s securities on a national securities exchange; (xi) changes in the competitive industries in which IonQ operates, variations in operating performance across competitors, changes in laws and regulations affecting IonQ’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xiii) the risk of downturns in the market and the technology industry including, but not limited to, as a result of the COVID-19 pandemic; and (xiv) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4, when available, and other documents filed by dMY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and dMY and IonQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither dMY nor IonQ gives any assurance that either dMY or IonQ, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets or the business described herein or a commitment to the Company or the IonQ with respect to any of the foregoing, and this Current Report shall not form the basis of any contract, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

dMY III and IonQ, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of dMY III’s stockholders in respect of the Business Combination. Information about the directors and executive officers of dMY III is set forth in the Company’s Form dMY III’s filings with the SEC. Information about the directors and executive officers of IonQ and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Business Combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to dMY III’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.